UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of October 2013

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE 28 October 2013

AGREEMENT IN SIGHT BETWEEN EDF AND VEOLIA ENVIRONNEMENT ON DALKIA

EDF and Veolia Environnement have entered into advanced discussions for the conclusion of an agreement on their joint subsidiary Dalkia, one of the world’s leading provider of energy services. The Boards of Directors of EDF and Veolia Environnement have met and approved the continuation of these negotiations.

The discussions currently underway envisage the acquisition by EDF of the entire activities of the Dalkia group in France, while Veolia Environnement would acquire the entire activities of Dalkia International. In connection with the transaction, Veolia Environnement would make a cash payment of €550 million to EDF to compensate for the difference in value between the stakes owned by the two shareholders in the various entities of the Dalkia group.

The transaction would be neutral for the net financial debt of Veolia Environnement, which currently provides most of the Dalkia group financing. For EDF, this transaction would improve its net debt/EBITDA ratio.

The transaction would benefit all parties, as it would secure Dalkia’s development both in France and internationally, while strengthening EDF and Veolia Environnement’s respective ambitions in the energy services. The contemplated transaction would also put an end to the litigation between EDF and Veolia Environnement pending before the Paris Commercial Court.

Once finalized, the draft agreement will be submitted for consultation to the relevant employee representative bodies and for approval by EDF’s and Veolia Environnement’s respective Boards of Directors. The transaction shall also be subject to approval from the relevant antitrust authorities.

The Dalkia group reported 2012 revenues of €4.1 billion* in France and €4.9 billion outside France.

* Including Citelum and 50% of Dalkia Investissement

About EDF:

The EDF Group, one of the leaders in the European energy market, is an integrated energy company active in all areas of the business: generation, transmission, distribution, energy supply and trading. The Group is the leading electricity producer in Europe. In France, it has mainly nuclear and hydraulic production facilities where 95.9% of the electricity output is CO2-free. EDF’s transmission and distribution subsidiaries in France operate 1,285,000 km of low and medium voltage overhead and underground electricity lines and around 100,000 km of high and very high voltage networks. The Group is involved in supplying energy and services to approximately 28.6 million customers in France. The Group generated consolidated sales of € 72.7 billion in 2012, of which 46.2% was achieved outside of France. EDF is listed on the Paris Stock Exchange and is a member of the CAC 40 index.

About Veolia:

Veolia Environnement is the worldwide reference in environmental solutions. With 220,000 employees*, the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in three complementary segments: water management, waste management and energy management. Veolia Environnement recorded revenue of €29.4 billion* in 2012.

* Excluding Transdev employees and revenues currently under divestment.

CONTACTS VEOLIA

Press

Laurent Obadia & Sandrine Guendoul : + 33 1 71 75 12 52

Analyst and institutional investor

Ronald Wasylec + 33 1 71 75 12 23

Ariane de Lamaze + 33 1 71 75 06 00

Terri Anne Powers +1 312 552 2890

CONTACTS EDF

Press

Carole Trivi & Alison Marquilly : +33 1 40 42 46 37

Analyst and institutional investor

Carine de Boissezon & Kader Hidra : +33 1 40 42 45 53

David Newhouse (US Investors) : +33 1 40 42 32 45

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 29, 2013

VEOLIA ENVIRONNEMENT

By:   /s/ Antoine Frérot
Name: Antoine Frérot

Title: Chairman and Chief Executive Officer